

August 25, 2011

Via E-mail
Gary S. Winemaster
Chief Executive Officer and President
Power Solutions International, Inc.
655 Wheat Lane
Wood Dale, IL 60191

> **Re: Power Solutions International, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed August 19, 2011**
> **File No. 333-174543**

Dear Mr. Winemaster:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 1

1.   With a view toward clarifying the disclosure added in response to prior comment 5, please tell us the portion of components included in your products that represent the proprietary property of suppliers and the portion based on internally designed components.

We are dependent on relationships with our material suppliers, page 8

2.   Regarding response to prior comment 6:

   *   If true, please disclose in this risk factor the absence of material agreements with suppliers. You should include the disclosure in a manner that removes the incorrect implications that you mention in the last sentence of your response.

   *   You continue to disclose that the loss of one of the limited suppliers of important components could impair your ability to deliver products and that you have established relationships with such suppliers, yet you do not provide the arrangements as exhibits. Therefore, investors do not have information regarding when your agreements end, how they could otherwise terminate, or other provisions that could prevent you from delivering products. It remains unclear how relationships could be so significant to your business but not be material contracts. Your statement that the components represent only 3% of total costs does not appear to address our concern if you cannot sell your product without the component. Please advise or revise.

Reverse Split and Migratory Merger, page 27

3.   Please tell us whether you plan to disclose the results of the August 25, 2010 meeting in your registration statement before it is declared effective.

Liquidity and Capital Resources, page 33

4.   If you will not have all required securities registered for sale by the deadline mentioned on page 109, please discuss the penalty amount.

Certain Relationships…, page 87

5.   Your response to prior comment 13 appears to address the valuation of Format. However, the comment addressed the principle followed in determining the amount at which Format would acquire the business of the W Group. Please revise. In your revised disclosure, if there was no valuation performed, please do not include language that suggests that the amount paid represents a valuation of the business. Also, see Rule 436 when referring to third-party reports or opinions.

Control Share Acquisition Statute, page 105

6.   Please revise the third paragraph of this section to disclose, if true, that these provisions of your bylaws were changed in connection with the reverse recapitalization transaction. Also briefly explain how the change affected the reverse recapitalization.

Financial Statements

Note 3. Reverse Recapitalization of the W Group, Private Placement, Reverse Split and Migratory Merger, page F-6

7.   We note that your disclosures on page F-7 and throughout the filing related to your reverse stock split. Please explain to us how you considered the guidance in paragraph 260-10-55-12 of the FASB Accounting Standards Codifications related to this reverse stock-split. Within your response, please explain to us when the reverse stock split will be effective and if it will occur prior to the effectiveness of this registration statement.

8.   Further to the above, please explain to us how your independent auditors considered referencing and dual-dating its audit opinion on page F-20 related to the aforementioned stock split that could occur prior to the effectiveness of this registration statement.

9.   In this regard, please also explain to us why you did not present historical earnings per share calculations for each reporting period presented related to the audited historical financial statements beginning on page F-21 based upon the guidance in 260-10-15-2 of the FASB Accounting Standards Codification.

Exhibits

10.   Please clarify the filing date of the reports where the exhibits that you incorporate by reference to the "Current Report on Form 8-K, as amended, dated April 29, 2011" are located.

Exhibit 23.3

11.   Please tell us how you determined that the consent filed as exhibit 23.3 signed by an individual binds the entity named in the prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Gary S. Winemaster
Power Solutions International, Inc.
August 25, 2011
Page 4

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark D. Wood, Esq.
                Katten Muchin Rosenman LLP